UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34962G109

(CUSIP Number)

Eric Shahinian Camac Partners, LLC 350 Park Avenue, 13th Floor New York, New York 10022 (914) 629-8496	Gabriel Gliksberg ATG Capital Management 805 N. Milwaukee Avenue, Suite 301 Chicago, Illinois (786) 519-0995

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,577,176
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,577,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,577,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,577,176
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,577,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,577,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,577,176
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,577,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,577,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,577,176
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,577,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,577,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

ATG Fund II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,462,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,462,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,462,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

ATG Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,462,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,462,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,462,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Gabriel Gliksberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,462,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,462,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,462,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Michael G. Hacke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Partnerships, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Chris McIntyre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 34962G109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Forte Biosciences, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3060 Pegasus Park Drive, Building 6, Dallas, Texas 75247.

Item 2.	Identity and Background.
(a)	This Schedule 13D is filed by:
i.	Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”);
ii.	Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”);
iii.	Camac Fund, LP, a Delaware limited partnership (“Camac Fund”);
iv.	Eric Shahinian, as the manager of Camac Capital;
v.	ATG Fund II LLC, a Delaware limited liability company (“ATG Fund II”);
vi.	ATG Capital Management, LLC, a Delaware limited liability company (“ATG Management”);
vii.	Gabriel Gliksberg, as the managing member of ATG Management;
viii.	Michael G. Hacke, as a nominee for the Board of Directors of the Issuer (the “Board”);
ix.	McIntyre Partnerships, LP, a Delaware limited partnership (“McIntyre Partnerships”);
x.	McIntyre Capital GP, LLC, a Delaware limited liability company (“McIntyre GP”);
xi.	McIntyre Capital Management, LP, a Delaware limited partnership (“McIntyre Capital”);
xii.	McIntyre Capital Management GP, LLC, a Delaware limited liability company (“McIntyre IM GP”); and
xiii.	Chris McIntyre, as Chief Investment Officer and managing partner of McIntyre Capital and as the managing member of each of McIntyre GP and McIntyre IM GP, and as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6 and filed as an exhibit to this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each of Camac Fund, Camac Partners, Camac Capital and Mr. Shahinian (collectively, “Camac”) is 350 Park Avenue, 13th Floor, New York, New York 10022. The principal business address of each of ATG Fund II, ATG Management and Mr. Gliksberg (collectively, “ATG”) is 805 N. Milwaukee Avenue, Suite 301, Chicago, Illinois 60642. The principal business address of Mr. Hacke is c/o Steel City Capital Investments, LLC, 820 Ridgeview Drive, Pittsburgh, Pennsylvania 15228. The principal business address of each of McIntyre Partnerships, McIntyre GP, McIntyre Capital, McIntyre IM GP and Mr. McIntyre is c/o McIntyre Partnerships, LP, 433 Broadway, Suite 633, New York, New York 10013.
15

CUSIP No. 34962G109

(c)	The principal business of Camac Fund is investing in securities. The principal business of Camac Partners is serving as the investment manager of Camac Fund. The principal business of Camac Capital is serving as the managing member of Camac Partners and the general partner of Camac Fund. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital. The principal business of ATG Fund II is investing in securities. The principal business of ATG Management is to serve as the managing member to certain private investment funds, including ATG Fund II. The principal occupation of Mr. Gliksberg is serving as the managing member of ATG Management. The principal occupation of Mr. Hacke is serving as the managing member of Steel City Capital Investments, LLC, the general partner of Steel City Capital, LP, a long-biased investment partnership which employs a value-oriented investing strategy. The principal business of McIntyre Partnerships is investing in securities. The principal business of McIntyre GP is serving as the general partner of McIntyre Partnerships. The principal business of McIntyre Capital is serving as the investment manager of McIntyre Partnerships. The principal business of McIntyre IM GP is serving as the general partner of McIntyre Capital. The principal occupation of Mr. McIntyre is serving as Chief Investment Officer and managing partner of McIntyre Capital and as the managing member of each of McIntyre GP and McIntyre IM GP.
(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Camac Partners, Camac Capital, Camac Fund, ATG Fund II, ATG Management, McIntyre Partnerships, McIntyre GP, McIntyre Capital and McIntyre IM GP are organized under the laws of Delaware. Messrs. Shahinian, Gliksberg, Hacke and McIntyre are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by Camac Fund, ATG Fund II and McIntyre Partnerships were purchased with working capital. The aggregate purchase price of the 1,577,176 shares of Common Stock beneficially owned by Camac Fund is approximately $1,819,084, including brokerage commissions. The aggregate purchase price of the 1,462,000 shares of Common Stock beneficially owned by ATG Fund II is approximately $1,825,572, including brokerage commissions. The aggregate purchase price of the 39,824 shares of Common Stock beneficially owned by McIntyre Partnerships is approximately $41,161, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 17, 2023, Camac delivered a letter to the Issuer nominating Michael G. Hacke and Chris McIntyre (the “Nominees”) for election to the Board at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”). On May 25, 2023, Camac filed its preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with its solicitation for the election of the Nominees to the Board at the Annual Meeting. On July 3, 2023, Camac resubmitted its nomination of the Nominees for election to the Board at the Annual Meeting following the Issuer’s disclosure that the Annual Meeting will be held on September 19, 2023.

16

CUSIP No. 34962G109

On June 30, 2023, ATG submitted a stockholder proposal for inclusion in the Issuer’s proxy statement for the Annual Meeting to amend the Amended and Restated Bylaws of the Issuer to require that the adoption or amendment of any stockholder rights plan require ratification by the Issuer’s stockholders to be effective.

On August 1, 2023, the Issuer disclosed that it entered into a Securities Purchase Agreement with certain parties (including, among others, certain executive officers, senior management and members of the Board) whereby it agreed to sell 15,166,957 shares of Common Stock and pre-funded warrants exercisable into 9,689,293 shares of Common Stock. Given that the Issuer’s last disclosed outstanding share count prior to the issuance was 21,051,195 shares, such transaction resulted in massive dilution to existing stockholders and served to entrench the Board in the face of widespread stockholder discontent. On August 10, 2023, Camac filed a complaint in the Chancery Court of the State of Delaware related to the Securities Purchase Agreement.

In response to the Issuer’s highly-dilutive transaction, Camac and ATG decided to form a group, and together with the other Reporting Persons entered into the Group Agreement (as defined and described in Item 6) on August 16, 2023. On August 17, 2023, the Reporting Persons filed revised preliminary proxy materials with the SEC in connection with their solicitation for the election of the Nominees to the Board at the Annual Meeting.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 36,281,772 shares of Common Stock outstanding as of August 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 14, 2023.

As of the date hereof, Camac Fund beneficially owned 1,577,176 shares of Common Stock, constituting approximately 4.3% of the shares of Common Stock outstanding. Camac Partners, as investment manager of Camac Fund, may be deemed to beneficially own the 1,577,176 shares of Common Stock owned by Camac Fund, constituting approximately 4.3% of the shares of Common Stock outstanding. Camac Capital, as the managing member of Camac Partners and the general partner of Camac Fund, may be deemed to beneficially own the 1,577,176 shares of Common Stock owned by Camac Fund, constituting approximately 4.3% of the shares of Common Stock outstanding. Mr. Shahinian, as the manager of Camac Capital, may be deemed to beneficially own the 1,577,176 shares of Common Stock owned by Camac Fund, constituting approximately 4.3% of the shares of Common Stock outstanding.

As of the date hereof, ATG Fund II beneficially owned 1,462,000 shares of Common Stock, constituting approximately 4.0% of the shares of Common Stock outstanding. ATG Management, as the managing member of ATG Fund II, may be deemed to beneficially own the 1,462,000 shares of Common Stock owned by ATG Fund II, constituting approximately 4.0% of the shares of Common Stock outstanding. Mr. Gliksberg, as the managing member of ATG Management, may be deemed to beneficially own the 1,462,000 shares of Common Stock owned by ATG Fund II, constituting approximately 4.0% of the shares of Common Stock outstanding.

17

CUSIP No. 34962G109

As of the date hereof, Mr. Hacke does not beneficially own any shares of Common Stock, constituting 0% of the shares of Common Stock outstanding.

As of the date hereof, McIntyre Partnerships beneficially owned 39,824 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding. McIntyre GP, as the general partner of McIntyre Partnerships, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. McIntyre Capital, as the investment manager of McIntyre Partnerships, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. McIntyre IM GP, as the general partner of McIntyre Capital, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. Mr. McIntyre, as the managing member of each of McIntyre GP and McIntyre IM GP, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 3,079,000 shares of Common Stock, constituting approximately 8.5% of the shares of Common Stock outstanding.

(b)       By virtue of their respective relationships with Camac Fund, each of Camac Partners, Camac Capital and Mr. Shahinian may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by Camac Fund.

By virtue of their respective relationships with ATG Fund II, each of ATG Management and Mr. Gliksberg may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by ATG Fund II.

By virtue of their respective relationships with McIntyre Partnerships, each of McIntyre GP, McIntyre Capital, McIntyre IM GP and Mr. McIntyre may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by McIntyre Partnerships.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 16, 2023, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) pursuant to which the parties agreed, among other things, (a) to solicit proxies for the election of certain persons nominated for election to the Board, including the Nominees, at the Annual Meeting, (b) not to transact in securities of the Issuer without the prior written consent of Camac and ATG and (c) that expenses incurred in connection with the group’s activities would be split evenly between Camac and ATG, with each paying 50% of the expenses. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ATG Fund II has sold exchange-listed American-style covered call options referencing an aggregate of 100,000 shares of Common Stock, which have an exercise price of $2.50 per share and expire on November 17, 2023.

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CUSIP No. 34962G109

Each Nominee has granted Mr. Shahinian a power of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. The POAs are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Group Agreement by and among Camac Partners, LLC, Camac Capital, LLC, Camac Fund, LP, Eric Shahinian, ATG Fund II LLC, ATG Capital Management, LLC, Gabriel Gliksberg, Michael G. Hacke, McIntyre Partnerships, LP, McIntyre Capital GP, LLC, McIntyre Capital Management, LP, McIntyre Capital Management GP, LLC and Chris McIntyre, dated August 16, 2023.

Exhibit 99.2	Powers of Attorney.

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CUSIP No. 34962G109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: August 23, 2023

CAMAC FUND, LP

By:	Camac Capital, LLC its General Partner

By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Manager

CAMAC PARTNERS, LLC

By:	Camac Capital, LLC its Managing Member

By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Manager

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Manager

/s/ Eric Shahinian
ERIC SHAHINIAN Individually and as attorney-in-fact for Michael G. Hacke

ATG FUND II LLC

By:	ATG Capital Management, LLC Managing Member

By:	/s/ Gabriel Gliksberg
	Name:	Gabriel Gliksberg
	Title:	Managing Member

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CUSIP No. 34962G109

ATG CAPITAL MANAGEMENT, LLC

By:	/s/ Gabriel Gliksberg
	Name:	Gabriel Gliksberg
	Title:	Managing Member

/s/ Gabriel Gliksberg
GABRIEL GLIKSBERG

MCINTYRE PARTNERSHIPS, LP

By:	McIntyre Capital GP, LLC its General Partner

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

MCINTYRE CAPITAL GP, LLC

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

MCINTYRE CAPITAL MANAGEMENT, LP

By:	McIntyre Capital Management GP, LLC its General Partner

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

MCINTYRE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

/s/ Chris McIntyre
CHRIS MCINTYRE

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CUSIP No. 34962G109

SCHEDULE A

Transactions in the Securities of the Issuer by the Reporting Persons During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

CAMAC FUND, LP

Sale of Common Stock	(391,978)	1.0365	08/01/2023
Sale of Common Stock	(103,950)	1.0001	08/02/2023
Purchase of Common Stock	127,084	0.8586	08/07/2023
Purchase of Common Stock	52,711	0.8597	08/08/2023
Purchase of Common Stock	10,688	0.8723	08/09/2023
Purchase of Common Stock	50,789	0.8707	08/10/2023
Purchase of Common Stock	19,120	0.8725	08/11/2023

ATG FUND II LLC

Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(1,000)	0.0500	07/28/2023